November 16, 2018

Ram Venkat
Chief Financial Officer
Elegance Spirits, Inc.
8500 Wilshire Blvd, suite 700B
Beverly Hills, CA 90211

       Re: Elegance Spirits, Inc.
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed November 8, 2018
           File No. 024-10879

Dear Mr. Venkat:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed November 8, 2018

Other Agreements, page 40

1. We note your discussion of several issuances of common stock under various agreements.
      For each agreement, please disclose when the common stock was issued or expected to be issued as applicable and reconcile to the amounts presented in your statement of cash flows and statement of changes in stockholders' deficit. Revise your financial statements as appropriate.
 Ram Venkat
Elegance Spirits, Inc.
November 16, 2018
Page 2


Security Ownership of Management and Certain Securityholders, page 44

2. We note the beneficial ownership in this table was calculated based on a total of
       10,200,000 shares of common stock. However, your financial statements indicate that there are 12,142,000 shares issued and outstanding. Please reconcile. Financial statements, page 50

3. Please revise to include audited financial statements for the period ended December 31,
       2017 and interim financial statements covering at least the first six months of the fiscal year after the most recently completed fiscal year end. Refer to paragraphs (b)(3)(B) and
       (b)(4) of Part F/S of Form 1-A.
General, page 50

4. Please revise to include an updated consent from your independent auditor.
Index to Exhibits, page 63

5.     Please file the October 17, 2018 amendment to your VC Media Partners
Engagement
       Letter as an exhibit. In this regard, we note the updated fees section of the exhibit. Please revise the disclosure on page 40 to reflect the October 17, 2018 amendment.
       You may contact Raj Rajan at 202-551-3388 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

FirstName LastNameRam Venkat                                 Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
Comapany NameElegance Spirits, Inc.
                                                             Mining
November 16, 2018 Page 2
cc:       Jillian Sidoti
FirstName LastName